UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                            Mueller Industries, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.10 per Share
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                         (Title of Class of Securities)

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                      (CUSIP Number of Class of Securities)

              Harvey L. Karp, P.O. Box 30, East Hampton, N.Y. 11937
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 15, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No.
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   1    NAME OF REPORT PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Harvey L. Karp
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]
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   3    SEC USE ONLY

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   4    SOURCE OF FUNDS*

        PF
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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]
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   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
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                 7    SOLE VOTING POWER

                      34,000
NUMBER OF      -----------------------------------------------------------------
SHARES           8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH
REPORTING      -----------------------------------------------------------------
PERSON WITH      9    SOLE DISPOSITIVE POWER

                      34,000
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER


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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  PERSON

        2,434,000
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.6%
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  14    TYPE OF REPORTING PERSON*

        I
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


Item 1. Security and Issuer.

     Pursuant to Rule 13d-2, this Amendment No. 8 amends and restates the
Schedule 13D filed on March 13, 1991 and amended on June 22, 1991 and amended and restated on June 22, 1994, March 8, 2002, April 5, 2002, April 12, 2002, May 10, 2002 and July 1, 2002 (as amended, this "Statement") by Harvey L. Karp with respect to the Common Stock, $0.10 par value per share (the "Common Stock"), of Mueller Industries, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 8285 Tournament Drive, Memphis, Tennessee 38125.

Item 2. Identity and Background.

     (a) - (c) This Statement is being filed on behalf of Harvey L. Karp whose business address is c/o the Company, 8285 Tournament Drive, Memphis, Tennessee 38125. Mr. Karp's present principal occupation is Chairman of the Board of the Company.

     (d) and (e) During the last five years, Mr. Karp has not been convicted in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Karp is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     Purchases of Common Stock by Mr. Karp upon exercise of the Options referred to in Item 5 of this Statement were paid for with Mr. Karp's personal funds.

Item 4. Purpose of Transaction.

     On March 6, 2002, Mr. Karp and Bear, Stearns & Co. Inc. ("Bear Stearns") entered into a sales plan (such sales plan, as amended as of April 12, 2002 and as of June 28, 2002, the "Sales Plan") representing Mr. Karp's adoption of a written plan for trading securities that complied with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to the Sales Plan, Bear Stearns was authorized to exercise Options (which were Inducement options as defined in Item 6 of this Statement) to purchase a total of 200,000 shares of Common Stock on the first business day of each calendar month during the term of the Sales Plan which immediately succeeded the trading day on the New York Stock Exchange on which the closing sale price of the Common Stock was at least $30.00 per share and, in addition, on one occasion during the second or third month during each three-month period covered by a Form 144, on a business day which immediately succeeded a trading day on the New York Stock Exchange on which the closing sale price of the Common Stock was at least $30.00 per share, certain designated registered representatives of Bear Stearns were permitted to exercise discretion to estimate and exercise Options to purchase such additional number of shares of Common Stock which, net of the amount of Common Stock remaining after Common Stock was withheld by the Company to pay required Federal, state and local withholding taxes due with respect to such Option exercise, together with all shares of Common Stock sold or to be sold by Bear Stearns during such three-month period, equaled the maximum number of shares of Common Stock which could be sold by Mr. Karp during such three-month period pursuant to Rule 144 hereinafter referred to; provided, however, that Bear Stearns could not exercise options if there were 250,000 or more shares of Common Stock in the Plan Account (as defined in the Sales Plan) which had not been sold by Bear Stearns pursuant to the Sales Plan; provided, further, however, that Bear Stearns could not exercise Options to purchase more than 1,200,000 shares of Common Stock during the term of the Sales Plan and, during the term of the Sales Plan, one or more exercise of Options could be reduced so as not to exceed such limit. Thereafter, to the extent shares of Common Stock were available from the exercise of such Options, Bear Stearns could sell, as soon as reasonably practicable but with time and price discretion, the net amount of Common Stock remaining after Common Stock was withheld by the Company to pay required Federal, state and local withholding taxes due with respect to such option exercise (the "Monthly Sale Amount") commencing on the following business day and terminating on the business day on which all shares were sold at a gross price before deduction of commissions or mark-downs of at least $30.00 per share (the "Minimum Sale Price"). Subject to the Minimum Sale Price and the other applicable provisions of the Sales Plan, Bear Stearns could sell the Monthly Sale Amount under ordinary principles of best execution.

     Bear Stearns agreed to conduct all sales pursuant to the Sales Plan in accordance with the manner of sale requirements of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), and in no event could Bear Stearns effect any sale if such sale would exceed the then-applicable volume limitation under Rule 144, assuming that the sales to be made by Bear Stearns under the Sales Plan were the only sales subject to such limitation, unless directed by Mr. Karp pursuant to a registration statement with respect to such sales in effect under the Securities Act.

     Notwithstanding the foregoing, on June 28, 2002, the Sales Plan was amended to permit Bear Stearns to exercise Options to purchase a total of 285,700 shares of Common Stock (the total number of Options remaining to be exercised during the term of the Sales Plan) on the first business day of July 2002 which immediately succeeded the trading day on the New York Stock Exchange on which the closing sale price of the Common Stock was at least $30.00 per share.

     Pursuant to the Sales Plan, Mr. Karp exercised Options to purchase 1,200,000 shares of Common Stock and an aggregate of 1,054,604 shares of Common Stock was either withheld by the Company to pay required taxes with respect to such Option exercise or sold by Bear Stearns pursuant to the Sales Plan.

     The Sales Plan terminated in accordance with the terms thereof on March 31, 2003.

     The Sales Plan is filed as Exhibit C to this Statement, the amendment to the Sales Plan dated as of April 12, 2002 is filed as Exhibit D to this Statement and the amendment to the Sales Plan dated as of June 28, 2002 is filed as Exhibit E to this Statement.

     Mr. Karp has no plans or proposals which relate to or would result in any of the matters set forth subparagraphs (a) - (j) of Item 4 of Schedule 13D. Nevertheless, depending on market conditions and other factors, Mr. Karp may purchase additional shares of Common Stock (upon the exercise of options and otherwise) and may sell or otherwise dispose of shares of Common Stock, including but not limited to purchases and sales of Common Stock for estate planning purposes.

Item 5. Interest in Securities of the Issuer.

     (a) and b) The responses to Rows (7) through (13) on the cover of this Statement are incorporated herein by reference. Included in the shares of Common Stock beneficially owned by Mr. Karp are 2,400,000 shares of Common Stock issuable upon the exercise of options. By virtue of a Stock Option Agreement dated March 3, 1992, Mr. Karp has the right to acquire a maximum of 2,400,000 shares of Common Stock. The shares of Common Stock beneficially owned by Mr. Karp constitute 6.6% of the shares of Common Stock outstanding as of July 25, 2003 (computed in accordance with Rule 13d-3(d)(1) under the Exchange Act) and based on the 34,267,384 shares of Common Stock indicated to be outstanding in the Company's Current Report on Form 10-Q for the fiscal quarter ended June 28, 2003.

     (c) (i) On October 15, 2003, Bear Stearns sold the following numbers of shares of Common Stock on the New York Stock Exchange at the per share prices indicated pursuant to Rule 144 under the Securities Act: 1,300 shares at $31.00; 100 shares at $31.05; 200 shares at $31.09; 141,100 shares at $31.10; 1,400 shares at $31.11; 200 shares at $31.12; 1,000 shares at $31.14; and 96 shares at $31.23.

     The 145,396 shares of Common Stock sold by Bear Stearns on October 15, 2003 constitute the shares of Common Stock issued to Mr. Karp upon exercise of the Stock Option Agreement dated December 4, 2001 that were not withheld by the Company or sold by Bear Stearns pursuant to the Sales Plan.

     (d) No person other than Mr. Karp has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock referred to in this Item 5.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Effective as of September 17, 1997, the Company amended and restated Harvey
L. Karp's then existing agreement (as amended and restated, the "Karp Employment Agreement"). The Karp Employment Agreement has a three-year rolling term which is automatically extended so that the unexpired term on any date is always three years, unless either party gives written notice of his or its intention not to extend the term. The Karp Employment Agreement provides for Mr. Karp to serve as Chairman of the Board of Directors of the Company. Under the terms of the Karp Employment Agreement, Mr. Karp is to receive (i) an annual base salary of $606,373 (to be adjusted upward annually at a rate commensurate with increases granted to other key executives), and (ii) a discretionary cash incentive bonus consistent with the executive bonus program which the Company establishes for other key executives. In addition, Mr. Karp is to receive reimbursement for reasonable business and travel expenses incurred in the performance of his duties and will participate in all bonus, incentive, stock option, pension, disability and health plans and programs and all fringe benefit plans maintained by the Company in which senior executives participate.

     Under the terms of the Karp Employment Agreement, Mr. Karp's employment may be terminated by the Company without Cause (as defined in the Karp Employment Agreement) or by Mr. Karp for Good Reason (as defined in the Karp Employment Agreement) upon appropriate written notice. In either such event, Mr. Karp will continue to receive his then-current base salary as if his employment had continued for the reminder of the then current three-year term and an annual bonus for the remainder of the then current three-year term equal to the average bonus for the three calendar years immediately preceding the written notice of termination. In addition, all outstanding unvested Company stock options then held by Mr. Karp will immediately vest and become exercisable and Mr. Karp will continue to participate in the Company's health plans and programs at the Company's expense for the remainder of such three-year term.

     Mr. Karp may resign voluntarily without Good Reason upon appropriate written notice to the Company. In such event, Mr. Karp will be entitled to receive any accrued but unpaid base salary and, at the Company's discretion, a bonus for the calendar year in which his resignation without Good Reason occurs. The Company may terminate Mr. Karp's employment for Cause (as defined in the Karp Employment Agreement) upon appropriate written notice. In such event, Mr. Karp will forfeit all existing Company stock options, but such options shall remain exercisable for the 30-day period following Mr. Karp's receipt of the written notice. Mr. Karp may terminate his employment for any reason within six months following a Change in Control (as defined in the Karp Employment Agreement). In such event, the Company will pay Mr. Karp a lump sum amount equal to (i) three times his then current base salary, and (ii) three times his average annual bonus for the three calendar years immediately preceding the date of termination. In addition, all outstanding unvested options then held by Mr. Karp shall become immediately exercisable. In the event that any Payment (as defined in the Karp Employment Agreement) would be subject to the excise tax imposed by the "Golden Parachute" regulations, Mr. Karp would be entitled to a gross-up payment from the Company to cover such taxes.

     The Karp Employment Agreement is filed as Exhibit A to this Statement.

     Pursuant to an Option Agreement, dated December 4, 1991, Mr. Karp was granted an option (the "Inducement Option") to acquire 2,000,000 shares of Common Stock at an exercise price of $2.0625 per share (as adjusted for subsequent stock splits). The Inducement Option is exercisable until one year after termination of Mr. Karp's employment with the Company under the Karp Employment Agreement, unless Mr. Karp's employment with the Company is terminated for Cause (as defined in the Karp Employment Agreement), in which case the Inducement Option shall only remain exercisable for a period of 30 days following Mr. Karp's receipt of written notice from the Company specifying the basis for Cause.

     Pursuant to the Sales Plan and the Inducement Option, Mr. Karp has exercised options to purchase 1,200,000 shares of Common Stock.

     The Inducement Option is filed as Exhibit B to this Statement.

     Pursuant to an Option Agreement, dated March 3, 1992, Mr. Karp was granted an option (the "Subsequent Option") to acquire 1,600,000 shares of Common Stock at an exercise price of $2.0625 per share (as adjusted for subsequent stock splits). The Subsequent Option was granted to Mr. Karp in addition to the Inducement Option granted to Mr. Karp pursuant to the Karp Employment Agreement. The Subsequent Option is exercisable until one year after termination of Mr. Karp's employment with the Company under the Karp Employment Agreement, unless Mr. Karp's employment is terminated for Cause (as defined in the Karp Employment Agreement), in which case the Subsequent Option shall only remain exercisable for a period of 30 days following Mr. Karp's receipt of written notice from the Company specifying the basis for Cause.

     The Subsequent option is filed as Exhibit B to this Statement.

Item 7. Material to be Filed as Exhibits.

     The following are filed herewith as Exhibits to this Statement:

     A. Amended and Restated Employment Agreement effective as of September 17, 1997 (incorporated by reference to Item 7A to Amendment No. 3 dated March 8, 2002 to Mr. Karp's Schedule 13D).

     B. Stock Option Agreement, dated December 4, 1991, and Stock Option Agreement, dated March 3, 1992 (incorporated by reference to Item 7B to Amendment No. 3 dated March 8, 2002 to Mr. Karp's Schedule 13D).

     C. Sales Plan dated March 6, 2002 (incorporated by reference to Item 7C to Amendment No. 3 dated March 8, 2002 to Mr. Karp's Schedule 13D).

     D. Amendment to Sales Plan dated as of April 12, 2002 (incorporated by reference to Item 7D to Amendment No. 5 dated April 12, 2002 to Mr. Karp's
Schedule 13D).

     E. Amendment to Sales Plan dated as of June 28, 2002 (incorporated by reference to Item 7E to Amendment No. 7 dated July 1, 2002 to Mr. Karp's
Schedule 13D).

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 16, 2003


                                          /s/ Harvey L. Karp
                                          ---------------------------
                                          Harvey L. Karp
                                          Chairman of the Board
                                          of Mueller Industries, Inc.

                                INDEX TO EXHIBITS

A. Amended and Restated Employment Agreement effective as of September 17, 1997 (incorporated by reference to Item 7A to Amendment No. 3 dated March 8, 2002 to Mr. Karp's Schedule 13D).

B. Stock Option Agreement, dated December 4, 1991, and Stock Option Agreement, dated March 3, 1991 (incorporated by reference to Item 7B to Amendment No. 3 dated March 8, 2002 to Mr. Karp's Schedule 13D).

C. Sales Plan dated March 6, 2002 (incorporated by reference to Item 7C to Amendment No. 3 dated March 8, 2002 to Mr. Karp's Schedule 13D).

D. Amendment to Sales Plan dated as of April 12, 2002 (incorporated by reference to Exhibit 7D to Amendment No. 5 dated April 12, 2002 to Mr. Karp's Schedule 13D).

E. Amendment to Sales Plan dated as of June 28, 2002 (incorporated by reference to Exhibit 7E to Amendment No. 7 dated July 1, 2002 to Ms. Karp's Schedule 13D).